

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Dominick Golio
Chief Financial Officer
MedQuist, Inc.
1000 Bishops Gate Blvd, Suite 300
Mount Laurel, NJ 08054
*Also via facsimile at: (856) 793-6150*

> **Re:     MedQuist, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010, as amended April 30, 2010 and July 6, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-13326**

Dear Mr. Golio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    We are in receipt of your response letter dated August 23, 2010, relating to your confidential treatment application (Internal CF No. 25222) for portions of an agreement filed as an exhibit to your Form 10-Q for the fiscal quarter ended March 31, 2010. We will transmit any comments we may have on your amended application under separate cover. Please be advised that all of the staff's comments relating to the pending confidential treatment request will need to be resolved prior to the conclusion of the staff's review of your Form 10-K.

2.    We note that on March 12, 2010, May 12, 2010 and August 13, 2010 you posted your earnings releases on your website. Please tell us how you considered filing these earnings releases under Item 2.02 of Form 8-K.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

3.    We note that you provide no discussion of cash flows from operating activities.  In this regard, we note that there were material changes in several working capital line items; however you have not disclosed why these changes occurred and how they impacted operating cash flow.  Tell us how you considered disclosing the underlying reasons for each material change in your operating cash flows to better explain the variability in your cash flows.  We refer you to Section IV.B.1 of SEC Release No. 33-8350 for guidance.

4.    Your disclosures indicate that you believe the existing cash and cash equivalents combined with cash expected to be generated from operations and cash available under the Credit Agreement will be sufficient to finance operations for the foreseeable future. Please confirm, if true, and revise in the future to clearly state whether the company's cash resources will be sufficient to fund your operating needs for the next twelve months. We refer you to FRC 501.03(a).

Item 15. Exhibits and Financial Statements Schedules, page 40

5.    The disclosure regarding the company's properties on page 20 of your Form 10-K suggests that your Norcross facility is material to your business.  Please file the lease agreement for this facility as an exhibit to your Form 10-K, or advise.  Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Financial Statements

Note 19.  Quarterly Data (unaudited), page F-32

6.    Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Form 10-K/A for Fiscal Year Ending December 31, 2009 Filed April 30, 2010

Item 11. Executive Compensation

Compensation Discussion and Analysis

2009 Base Salaries, page 12

7.    Please expand your discussion to provide additional analysis of the effect of individual performance on base salary adjustments and awards under your annual cash incentive plan, to the extent material to an understanding of your compensation policies and

decisions.  You should provide additional detail of how specific individual performance contributed to actual salary adjustments and annual cash incentive awards for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the board of directors and/or the compensation committee considered in its evaluation.  See Item 402(b)(2)(vii) of Regulation S-K.

8.      You disclose that your board of directors considers the base salaries of executive officers at similarly-sized public "peer companies" in the healthcare IT sector in determining base salaries for your named executive officers.  Please clarify whether the company engages in benchmarking with respect to base salaries or any other material element of compensation for your named executive officers.  If so, please name the peer companies used for benchmarking purposes, and for each applicable material element of compensation, identify the benchmark and disclose clearly where actual payments fell in comparison to the targeted benchmark.  In this regard, the statement that your board believes that base salaries of your executives are "at levels competitive with" executives at the peer companies is not sufficiently specific.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  If you do not benchmark base salaries for your executives, please clarify the manner in which you utilize the information regarding compensation practices from the comparable companies.

Annual Cash Incentive

2009 Management Incentive Plan

Performance Measures under the 2009 Plan, page 13

9.      You disclose that each of your named executive officers was eligible to receive a target annual cash incentive award "expressed as a percentage of his or her base salary for 2009."  Please clarify how you established the appropriate percentage of base salary to designate as the target bonus amount for each of your named executive officers.  Refer to Item 402(b)(1)(v)-(vi) of Regulation S-K.

10.     Please provide the quantitative terms of the corporate net revenues and EBITDA targets utilized in determining annual cash incentive compensation for your executive officers for fiscal year 2009.  In this regard, we note that you disclose the percentage of actual achievement against the 2009 net revenues and EBITDA targets in footnote 1 to the Grants of Plan-Based Awards table on page 20, but it appears that you should also clearly disclose the terms of these targets in your compensation discussion and analysis.  Refer to Item 402(b)(2)(v)-(vi) of Regulation S-K.

11.     We again note that you used an EBITDA performance target to determine 2009 annual cash incentive compensation for your named executive officers.  Please clearly identify EBITDA as a non-GAAP financial measure, and briefly explain how it is calculated from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Policies and Practices Related to Risk Management, page 25

12.     We note the following disclosure that appears to be provided in response to Item 402(s) of Regulation S-K:  "We believe that our compensation practices do not provide undue incentives, or are reasonably likely, to expose the Company to material risk."   In your response letter, please describe more specifically the basis for your apparent conclusion that the risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect on the company, as well as the process you undertook to reach that conclusion.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Financial Statements

Note 10. Acquisition of Spheris Assets in the United States, page 11

13.     We note your disclosure on page 12 that the amounts and lives of the identified intangibles acquired in the Spheris acquisition were valued "by an independent valuation firm."  We also note more general references in your Form 10-K to the use of independent appraisals received after each acquisition.  Please describe the nature and extent of the third-party valuation firm's involvement in your determination of the fair value of acquired intangibles.  Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Katherine Wray, Staff Attorney, at (202) 551-3483.  If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief